

December 18, 2012

Via E-mail
David S. Bryson
Chief Financial Officer
HudBay Minerals Inc.
25 York Street, Suite 800
Toronto, Ontario
Canada M5J 2V5

> **Re:** **HudBay Minerals Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 001-34244**

Dear Mr. Bryson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2
Notes to Consolidated Financial Statements, page 7
Note 2. Basis of preparation, page 8

(a) Statement of compliance, page 8

1. Please provide us with the effective date of IFRS you used to determine which accounting policies to apply. Please refer to the guidance in IFRS 1, particularly paragraphs 7 and 8.

David S. Bryson
HudBay Minerals Inc.
December 18, 2012
Page 2

Note 7. Revenue and expenses, page 42

(c) Share-based payment and expense, page 43

2.   Please reconcile for us the amounts presented under this section to the share-based payments amounts included under the employee benefits expense section on page 44.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining